

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Michal Topolski
General Counsel
Amdocs Limited
Hirzel House, Smith Street,
St. Peter Port, Guernsey, GY1 2NG

  Re: **Amdocs Limited**
     Form 20-F
     Exhibit Nos. **4.a.1** **Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective February 28, 2017 (incorporated by reference to Exhibit 4.b.6 to Amdocs' Annual Report on Form 20-F, filed December 11, 2017)**
           4.a.2 **Supplemental Agreement dated September 30, 2018 to the Agreement for Software and Professional Services effective February 28, 2017 that is filed as Exhibit 4.a.1 hereto (incorporated by reference to Exhibit 4.a.2. to Amdocs' Annual Report on Form 20-F, filed December 10, 2018).**
           4.a.3 **Amendment No. 1 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective November 8, 2018**
           4.a.4 **Amendment No. 2 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective December 27, 2018**
     Filed December 16, 2019
     File No. 001-14840

Dear Mr. Topolski:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance